UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
NPTA Spirits

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
California

Date of organization
April 28, 2014

Physical address of issuer
170 Park Row, Suite 12a, New York, NY 10038

Website of issuer
www.materialvodka.com

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$13,907.84	$39,390.06
Cash & Cash Equivalents	$2,571.62	$3,300.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$2,000.00	$41,500.00
Long-term Debt	$264,000.00	$187,000.00

Revenues/Sales	$54,953.00	$77,106.00
Cost of Goods Sold	$0.00	$55,528.00
Taxes Paid	$0.00	$1,750.00
Net Operating Income	($9,736.00)	($190,257.00)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 12, 2018

FORM C-AR

NPTA Spirits

M A T E R I A L
V O D K A

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by NPTA Spirits, a California corporation (the "Company," or "NPTA", as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at mighty-well.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 12, 2018.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions

prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

NPTA Spirits (the "Company" or "Material Vodka") is a California corporation, formed on April 28, 2014. The Company is currently also conducting business under the name Material Vodka.

The Company is located at 170 Park Row, Suite 12a, New York, NY 10038.

The Company's website is www.materialvodka.com.

The information available on or through our website is not a part of this Form C-AR.

The Business
The Company is the brand owner of its primary product, Material Vodka™. We source our vodka from Humboldt County Distillery, who manufactures Material Vodka at cost. We distribute the product through Park Street Imports, LLC, a direct to retail distributor. All this ensures extremely low overhead. With our sophisticated, art focused branding, as well as the fact that we sell an organic product, we appeal to a young and urbane clientele, who are taste-makers that help us reach a larger market through their initial endorsement of our product. Material strives to be the first real "art world vodka".

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our product is highly competitive.
We face competition with respect to any vodka that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing their vodkas and thus may be better equipped than us to develop and commercialize a vodka brand. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their brands more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our brand will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide the raw materials for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications and

perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

The Company does not hold any alcoholic beverage related licenses.
NPTA Spirits is a brand owner that contracts with other licensed manufacturers and wholesalers and does not take physical possession of the alcoholic beverage product. Currently, Park Street Imports, LLC imports and warehouses the product and maintains necessary licensing in states where it is currently sold. If we are found to be out of compliance with applicable laws and regulations regarding licensing, we could be subject to civil remedies, including fines, injunctions, recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Robert Abraham Stevens, Nikolas Gambaroff Moeller, Thymaya Payne, and Patricia Hertling who are respectively have served as VP and Chief Technology Officer (April 2014 – Present); Chief Financial Officer (2014 – Present); Creative Director and Brand Manager (April 2014 – Present); and Chief Executive Officer and Creative Director (April 2014 – Present). The Company has or intends to enter into employment agreements with Thymaya Payne, Patricia Hertling, Nikolas Gambaroff Moeller, and Robert Abraham Stevens although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of any member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Robert Abraham Stevens, Nikolas Gambaroff Moeller, Thymaya Payne, and Patricia Hertling in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any that Robert Abraham Stevens, Nikolas Gambaroff Moeller, Thymaya Payne, and Patricia Hertling die or become disabled,

the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The process of distilling vodka utilizes a large amount of water.
Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future.

We source certain packaging materials, such as bottles, boxes labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;
- changes in consumer preferences among vodkas;
- changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;
- changes in awareness of the social effects of farming and food production;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding vodka;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of our products; and

• new science or research that disputes the healthfulness of our products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on one third-party manufacturer with one location to manufacture all of our products.
The loss of this manufacturer or the inability of this manufacturer to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

We rely, in part, on our third-party manufacturer to maintain the quality of our products.
The failure or inability of this manufacturer to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our manufacturer is required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our manufacturer is also required to comply with all federal, state and local laws with respect to alcohol safety. Our manufacturer may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are organic.
We rely on independent certification of our organic vodka and must comply with the requirements of authorities in order to label our products as such. Our products could lose their organic certifications if our raw material suppliers lose their product certifications for those specified claims. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase alcohol and packaging materials. Costs of ingredients and packaging can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a

premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

BUSINESS

Description of the Business

The Company is the brand owner of its primary product, Material Vodka™. We source our vodka from Humboldt County Distillery, who manufactures Material Vodka™ at cost. We distribute the product through Park Street Imports, LLC, a direct to retail distributor. All this ensures extremely low overhead. With our sophisticated, art focused branding, as well as the fact that we sell an organic product, we appeal to a young and urbane clientele, who are taste-makers that help us reach a larger market through their initial endorsement of our product. Material strives to be the first real "art world vodka".

Business Plan

Please see the Company's Offering Summary attached hereto as Exhibit B.

The Company's Products and/or Services

Product / Service	Description	Current Market
Material Vodka™	Organic Vodka	NY, CA, FL

The Company is currently speaking to Gerardo Gonzales and Angela Dimayuga –two up and coming chefs in New York City who have been profiled in Bon Appetit[1] and the New York Times.[2] Together, they are developing an infusion. The Company intends to produce an extremely limited edition of these and craft a short story for press around this subject matter.

The Company sells its vodka through Park Street Imports, LLC, a direct to retail distributor licensed in New York, California and Florida.

In addition, on May 3, 2018 the Company appointed Chris Cardollo as a non-exclusive sales representative to sell and promote Material Vodka in the United States, with a special focus on the States of California, New York, New Jersey, Pennsylvania and Florida.

The Company currently sells its product at the following stores and bars:

New York

New York City: Acme; Baby's All Right; Bacaro; Bar Toto, Beverly's NYC; Bottino; Broadway Spirits; Bricolage; Bustan; Café Cluny; The Cock; Chop Shop; City Wine; Dimes; Doc Holiday's; Draught 55; Drunken Horse; Elvis Guesthouse; The Federal Bar; Gary's Liquor; Hana Wine & Liquor; Henrietta Hudson; Hey Hey Canteen; Hauser and Wirth; Honey's; Hotel Americano; Houstons; Huckleberry Bar; Indochine; Irish Whiskey Bar; Lalo; Lucien; L&P Wine and Liquor; Marco Polo; The Milton; Mission Chinese Food; MOMA; Norwind's; Ocean Wine & Spirits; The Odeon; Rooftop 93; Sage; Sea Grape Wine & Liquor; Sherry Lehmann; The Standard High Line; The Standard East Village; Subway Inn; Syndicated; Tygershark; Urban Wine; Wise Men; and The Whitney.

The Company also has accounts with The Gaskins in Germantown, NY; The Pine's Liquor in Fire Island, NY; and Stone Ridge Wine & Spirits in Stone Ridge, NY.

California

Los Angeles: Akbar; Bar Marmont; Bill's Liquor; Gary's Liquor; K&L Wines; The Lash; Mandrake Bar; Neuehouse; Redline; Royal Liquor; Silverlake Wine; Silverlake Liquor; and Tenants of the Trees.

The Company also has accounts with Double Tap and Gitane in San Francisco, CA.

Florida

---

[1] https://www.bonappetit.com/story/5-ingredient-beach-recipes

[2] https://www.nytimes.com/2017/07/06/fashion/angela-dimayuga-mission-chinese.html

Miami: Edison Hotel; Houston's Restaurant; and Sunset Corner Liquor.

Competition
The Company's primary competitors are Industry Standard Vodka, Tito's.

The vodka market is highly competitive and Material Vodka™ is confronted by aggressive competition especially in the craft spirits sector. This market is characterized by frequent product introductions, especially by American made products. The company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, organic nature of the product, marketing and distribution capability, service and support and corporate reputation. Our advantageous position stems from the fact that we are one of the first vodkas that is strongly endorsed by the art world, that we have a branding that sets itself apart from other vodkas and caters to an urban and chic artistic crowd. The Company's philanthro-capitalist mission of giving 10% of its profits to the arts helps us also to enter into these markets easily and has landed us in prestigious retail accounts in New York and Los Angeles and Miami.

Customer Base
The Company's primary customers are high-end restaurant and hotel accounts with creative and hipster clientele.

Intellectual Property
Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4,933,118	DISTILLED SPIRITS; LIQUOR; SPIRITS AND LIQUEURS; VODKA, IN CLASS 33 (U.S. CLS. 47 AND 49).	MATERIAL VODKA	June 15, 2014	April 5, 2015	USA

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Spirits	New York Liquor Authority	Brand Registration	November 23, 2015	June 1, 2016
Spirits	California Liquor Authority	Brand Registration	January 21, 2016	January 21, 2016
Spirits	Florida Liquor Authority	Brand Registration	November 23, 2015	June 1, 2016
Spirits	New Jersey Liquor Authority	Brand Registration	April, 28, 2016	July 1, 2016

On May 13, 2015, Humboldt Distillery received a Certification of Label Approval from the Department of the Treasury, Alcohol and Tobacco Tax and Trade Bureau relating to its label, which includes the brand name "Material Vodka", logo and certified organic product description, as displayed below.


M
M A
M A T
M A T E
M A T E R
M A T E R I
M A T E R I A
M A T E R I A L
V O D K A
V O D K
V O D
V O
V
40% ALC./VOL.– 80 PROOF
750ML
MATERIAL
VODKA
CERTIFIED
ORGANIC
PRODUCED AND BOTTLED
FOR MATERIAL VODKA
BY HUMBOLDT DISTILLERY
FORTUNA, CA 95540
CERTIFIED ORGANIC BY CCOF
100% GRAIN NEUTRAL SPIRITS
GOVERNMENT WARNING:
1. ACCORDING TO THE SURGEON
GENERAL, WOMEN SHOULD
NOT DRINK ALCOHOLIC BEVERAGES
DURING PREGNANCY BECAUSE
OF THE RISK OF BIRTH DEFECTS.
2. CONSUMPTION OF ALCOHOLIC
BEVERAGES IMPAIRS YOUR
ABILITY TO DRIVE A CAR
OR OPERATE MACHINERY, AND
MAY CAUSE HEALTH PROBLEMS.
MADE IN
HUMBOLDT
COUNTY
USDA
ORGANIC

We are subject to extensive federal, state and local laws and regulations. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation
The Company is currently not subject to any litigation.

Other
The Company's principal address is 170 Park Row, Suite 12a, New York, NY 10038.

The Company has the following additional addresses: 209 W Palmer Ave, Apt. D, Glendale, CA 91204.

The Company currently conducts business in the states of California and New York.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Robert Abraham Stevens

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Vice President and Chief Technology Officer: April 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Spirits Distiller and Chemist 2012 - Present.
Chief Technology Officer of NPTA Spirits 2014 - Present. As the Chief Technology Officer at NPTA Spirits, Robert Abraham Stevens has developed a new formula for Material's own organic vodka and manages all matters related to production.

Education
BS Biochemistry and BA Chemistry, University of Chicago, 1998

Name
Nikolas Gambaroff Moeller

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Financial Officer: 2014 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Visual Artist: 1998 – Present.
Chief Financial Officer of NPTA Spirits 2014 – Present. As the Chief Financial Officer, Nikolas is engaged in the financial review and internal economics of the Company.

Education
MFA, Bard College School of Visual Arts, Annandale-on-Hudson, 2007
University of Arts, Berlin, Germany, 2003
Humboldt University of Berlin, Berlin, Germany, 2003

Name
Thymaya Payne

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and Secretary: April 2014 - Present.
VP of Operations: May 2016 - Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Independent Filmmaker, creative consultant and artist 2014 - Present.
Secretary and VP of Operations of NPTA Spirits. As a creative consultant and the VP of Operations for NPTA Spirits, Thymaya Payne organizes sales and promotions and manages inventory.

Education
Master of Arts, The American Film Institute, 2006
University of Chicago, Bachelor of English Literature, American Film Institute, 1999

Name
Patricia Hertling

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, and Chief Executive Officer: April 2014 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Deputy Director, Performance Space New York, March 2018 – present, Attorney, 2007 – April 2018; Independent Curator: 2005 – Present
Chief Executive Officer and creative director of NPTA Spirits, April 2014 – Present. As the Chief Executive Officer of NPTA Spirits, Patricia Hertling organizes sales and promotions and manages inventory.

Education
Second State Exam in Law, Humboldt University Berlin 2005
Master of Law Fordham University New York, 2000
Master of Law University Paris II- Assas, 2003

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Robert Abraham Stevens

All positions and offices held with the Company and date such position(s) was held with start and ending dates
VP and Chief Technology Officer: April 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Spirits Distiller and Chemist: 2012 - Present.
Chief Technology Officer of NPTA Spirits 2014 – Present. As the Chief Technology Officer at NPTA Spirits Robert Abraham Stevens has developed a new formula for Material's own organic vodka and manages all matters related to production.

Education
BS Biochemistry and BA Chemistry, University of Chicago, 1998

Name
Thymaya Payne

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and Secretary: April 2014 - Present.
VP of Operations: May 2016 - Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Independent Filmmaker, creative consultant and artist: 2014 – Present.
Secretary and VP of Operations of NPTA Spirits. As a creative consultant and the VP of Operations for NPTA Spirits, Thymaya Payne organizes sales and promotions and manages inventory.

Education
Master of Arts, The American Film Institute, 2006

Name
Patricia Hertling

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, and Chief Executive Officer: April 2014 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Attorney 2007-Cur Deputy Director, Performance Space New York, March 2018 – present, Attorney, 2007 – April 2018, Independent Curator 2005 – Present
Chief Executive Officer and creative director of NPTA Spirits, April 2014 – Present. As the Chief Executive Officer of NPTA Spirits, Patricia Hertling organizes sales and promotions and manages inventory.

Education
Second State Exam in Law, Humboldt University Berlin 2005

Master of Law Fordham University New York, 2000
Master of Law University Paris II- Assas, 2003

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Common Stock
The Company is currently authorized to issue ten million (10,000,000) shares of common stock, par value $0.0001 (the "Common Stock"). As of the date of this Form C-AR, there is a total of 5,452,063 shares of the Company's Common Stock issued and outstanding.

As of November 7, 2017, there are 5,452,063 shares of the Company's Common Stock issued and outstanding. On July 1, 2014, the Company entered into Common Stock Purchase Agreements with its founders for the aggregate sale of 5,100,000 shares of Common Stock at a price of $0.0001 per share for aggregate proceeds of $510.00. The Company has also sold shares of Common Stock to its employees and advisors. On May 26, 2015, 216,154 shares of Common Stock were issued at par value per share for aggregate proceeds of $21.62. Subsequently, the Company issued two restricted stock grants to its advisors under the Company's 2015 Stock Plan. The Company first granted 90,909 shares of Common Stock on November 3, 2015 to its consultant, subject to quarterly vesting over a twenty-one (21) month term. On January 1, 2016, the Company granted 45,000 restricted shares of Common Stock under said plan, subject to quarterly vesting over a twenty-one (21) month term. Currently, there are 135,909 fully vested shares of the Company's Common Stock issued pursuant to said plan.

Series Seed Preferred Stock
On January 22, 2018 the Company closed its Regulation Crowdfunding Offering through the intermediary First Democracy VC. In this offering of securities pursuant to Regulation Crowdfunding, Section 4(a)(6) of the Securities Act of 1933, as amended, the Company issued 746,497.67 shares of Series Seed Preferred Stock for $0.12 per share. The Company raised an aggregate of $89,579.72 from 241 investors. The proceeds of this offering were allocated to pay Intermediary fees, campaign marketing expenses or related reimbursements, attorney fees, accountant fees, general marketing, research and development, manufacturing, wages, and general working capital.

Equity Incentive Plan
On November 2, 2015, the Company adopted the Company's 2015 Stock Plan, providing for the issuance of an aggregate of up to one million three hundred thousand (1,300,000) of the authorized but unissued or reacquired shares of Common Stock of the Company. As described above, there are currently 135,909 fully vested shares of the Company's restricted Common Stock issued pursuant to said plan.

Convertible Securities

*The 2015 Offering**
The Company conducted an offering of convertible securities that had multiple closings from May 18, 2015 to November 11, 2015, which raised aggregate gross proceeds of $125,000.00 from a total of eight (8) investors. The investors received convertible securities that provide for an automatic conversion at a discount rate of 25.0% of their investment upon a "Qualified Equity Financing" of more than $100,000.00. If a Qualified Equity Financing or Change of Control did not occur prior to May 31, 2016, the Holders had the option to convert the Investment Amount into fully paid and nonassessable shares of the Company's Common Stock at a price per share equal to the price obtained by dividing (a) $1,262,250.00 by (b) the Company's fully-diluted capitalization as of the date of the Holder's election to convert. These convertible securities do not bear any interest. On June 22, 2016, the Company and investors

amended the convertible securities to extend the maturity date from May 31, 2016 to January 1, 2017. On December 9, 2017, the Company and investors in the convertible securities further amended the convertible securities, pursuant to Amendment Number 2 to the Convertible Securities Purchase Agreement, the definition of "Qualified Equity Financing" to include "a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock or Preferred Stock for aggregate gross proceeds of at least $100,000.00 with the principal purpose of raising capital". Pursuant to this amendment, the convertible securities in the "*2015 Offering*" will automatically convert if the proceeds of a future offering surpass $100,000.00. These convertible securities will convert into fully paid and nonassessable shares of the Company's Series Seed Preferred Stock issued in a future offering at a discount rate of twenty-five percent (25.0%). The total number of shares issuable upon such conversion shall be determined by dividing the investment amount by the discounted conversion price.

*The 2016 Offering**
The Company conducted a second offering of convertible securities that had multiple closings from Feb. 29, 2016 to December 1, 2016, which raised aggregate gross proceeds of $60,000.00 from a total of four (4) investors. The investors received convertible securities with the same terms as those offered in the prior offering. On June 22, 2016, the Company and the then-current investors amended the convertible securities agreements to extend the maturity date from May 31, 2016 to January 1, 2017. On August 22, 2016, the Company and the then-current investors further amended the convertible securities agreements to extend the time for completing additional closings from 60 days to 276 days. On December 9, 2017, the Company and investors further amended the convertible securities, pursuant to Amendment Number 3 to the Convertible Securities Purchase Agreement, the definition of "Qualified Equity Financing" to include "a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock or Preferred Stock for aggregate gross proceeds of at least $100,000.00 with the principal purpose of raising capital". Pursuant to this amendment, the convertible securities in the "*2016 Offering*" will automatically convert if the proceeds of a future offering surpass $100,000.00. These convertible securities will convert into fully paid and nonassessable shares of the Company's Series Seed Preferred Stock issued in a future offering at a discount rate of twenty-five percent (25.0%). The total number of shares issuable upon such conversion shall be determined by dividing the investment amount by the discounted conversion price.

The Company has the following debt outstanding:
See the description of 'Convertible Debt' above for more information. Additionally, on September 1, 2017, Patricia Hertling made a loan to the Company in the maximum amount of $70,000.00. To date, Patricia Hertling has loaned $69,155.09 to the Company. On July 1, 2014, Nikolas Gambaroff Moeller made a loan to the Company in the maximum amount of $14,000.00. To date, Nikolas Gambaroff Moeller has loaned $10,000.00 to the Company.

Ownership
A majority of the Company is owned by a few people. Those people are Patricia Hertling, Nikolas Gambaroff, Robert Abraham Stevens, and Thymaya Payne.

Below the beneficial owners of 20.0% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Robert Abraham Stevens	23.4%
Patricia Hertling	23.4%
Thymaya Payne	23.4%
Nikolas Gambaroff Moeller	23.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company does not expect to achieve profitability in the next twelve and intends to focus on building out the product line to improve revenues while simultaneously increasing marketing spending.

The Company incurred total operating expenses of $64,689.00 and $211,835.00 for the years ended December 31, 2017 and 2016, respectively. In 2016, the Company generated $21,578.00 in gross profit, resulting in a net loss of $190,257.00. In 2017, the Company generated $54,953.00 in gross profit, resulting in a net loss of $9,736.00.

Distribution
The Company expenses the cost of distribution expenses as incurred and aggregated $36,531.00 and $38,787.00 for the years ended December 31, 2017 and 2016, respectively.

Sales & Marketing
The Company expenses the cost of promotional expenses as incurred and aggregated $3,751.00 and $69,924.00 for the years ended December 31, 2017 and 2016, respectively.

We currently have $50,000.00 in cash on hand which will be used to execute our business strategy.

The company currently has an average burn rate of less than $5,000.00.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Classes of Securities of the Company

Common Stock

Dividend Rights
Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Shares, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Common Stock voting as a class, and excluding shares issued upon conversion of Series Seed Preferred Stock, are entitled to designate one (1) or more directors.

Right to Receive Liquidation Distributions
In general, In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Shares in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holder of Preferred Stock and payment of all of the company's debts and other liabilities or (ii) their pro rata share among holders of Common Shares and Preferred Shares (on an as-converted basis) after payment of all the company's debts and other liabilities.

Rights and Preferences
Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series Seed Preferred Stock (including those offered in this offering) and any additional classes of preferred stock that we may designate in the future.

Series Seed Preferred Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Shares, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Series Seed Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder could then be converted and, except as otherwise required by law or as set forth herein, shall have voting rights and powers equal to the voting rights and powers of the Common Stock. Each holder of Series Seed Preferred Stock shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote with the holders of Common Stock with respect to any matter upon which holders of Common Stock have the right to vote, except as otherwise provided herein or those matters required by law to be submitted to a class vote.

Protective Provisions

So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Shares voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

- increase or decrease the authorized number of shares of any class or series of capital stock;

- redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

- declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

- liquidate, dissolve, or wind-up the business and affairs of the Corporation, including any change of control.

Proxy Granted to Democracy VC Partners LLC

Each Purchaser will appoint Democracy VC Partners LLC as the sole and exclusive attorney and proxy of such Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the shares Series Seed Preferred Stock of the Company. This means that you will have no right to vote any of your shares until the Proxy is terminated and the Proxy will only terminate upon the mutual agreement of the Company and Democracy VC Partners LLC.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights

Each share of Series Seed Preferred Stock is convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights and Preferences

Under the purchase agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

- Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
- Major Purchasers will receive standard information and inspection rights.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
On September 1, 2017, Patricia Hertling made a loan to the Company in the maximum amount of $70,000. To date, Patricia Hertling has loaned $69,155.09 to the Company. On July 1, 2014, Nikolas Gambaroff Moeller made a loan to the Company in the maximum amount of $14,000. To date, Nikolas Gambaroff Moeller has loaned $10,000.00 to the Company. Please refer to the charts below for more information.

Loans

Related Person/Entity	Patricia Hertling
Relationship to the Company	Officer and Director
Total amount of money involved	$69,155.09
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Loan to company

Related Person/Entity	Nikolas Gambaroff Moeller
Relationship to the Company	Officer and Director
Total amount of money involved	$10,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Loan to the Company

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

Current Business Dealings
Mr. Robert Abraham Stevens serves as the Company's Chief Technology Officer and is currently a shareholder in both the Company and Redwood Spirits, Inc. ("Humboldt Distillery"). Presently, in his role with Humboldt Distillery, he currently charges the Company only enough to cover actual raw material, labor, and facility overhead costs. However, the terms of the agreement may, in the future, be renegotiated to result in a net profit for Humboldt Distillery, in which case a potential for a conflict of interest may arise.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Patricia Hertling
(Signature)

Patricia Hertling
(Name)

Director, Chief Executive Officer and President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Patricia Hertling
(Signature)

Patricia Hertling
(Name)

Director, Chief Executive Officer and President
(Title)

June 12, 2018
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Robert Abraham Stevens
(Signature)

Robert Abraham Stevens
(Name)

Director, Vice President and Chief Technology Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Robert Abraham Stevens
(Signature)

Robert Abraham Stevens
(Name)

Director, Vice President and Chief Technology Officer
(Title)

June 12, 2018
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Nikolas Gambaroff Moeller
(Signature)

Nikolas Gambaroff Moeller
(Name)

Director and Chief Financial Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Nikolas Gambaroff Moeller
(Signature)

Nikolas Gambaroff Moeller
(Name)

Director and Chief Financial Officer
(Title)

June 12, 2018
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Thymaya Paine
(Signature)

Thymaya Paine
(Name)

Director, Secretary, VP of Operations
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Thymaya Paine
(Signature)

Thymaya Paine
(Name)

Director, Secretary, and VP of Operations
(Title)

June 12, 2018
(Date)

FINANCIAL STATEMENT CERTIFICATION

I, Patricia Hertling, certify that:

1. The financial statements of NPTA Spirits included in this Form C-AR are true and complete in all material respects.

/s/ Patricia Hertling
(Signature)

Patricia Hertling
(Name)

Director, Chief Executive Officer and President
(Title)

June 12, 2018
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Offering Summary

EXHIBIT A

Financial Statements

EXHIBIT B
Offering Summary

MATERIAL VODKA
Balance Sheet

		17-Dec
	Total	
ASSETS		
Current Assets		
Bank Accounts		
Park Street		736.84
Bank		1,834.78
Total Bank Accounts	**$**	**2,571.62**
Other Current Assets		
Inventory Finished Goods		2349
Inventory Bottles		8,987.22
Goodwill		
Total Other Current Assets	**$**	**11,336.22**
TOTAL ASSETS	$	13,907.84
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Park Street Fee		2,000
Credit Cards	-	
Total Current Liabilities		**2,000**
Long-Term Liabilities		
Convertible Notes		185,000
Loans from Officers		79,000
Total Long-Term Liabilities	$ 264,000.00	
Total Liabilities	**$ 266,000.00**	
Equity		
Common Stock		1,000
Retained Earnings		
Net Income		$9,736.00
Total Equity		-$252,093.00
TOTAL LIABILITIES AND EQUITY	**$**	**13,907.00**

Cash Flow

Beginning Cash on Hand	
	$21,403.00
Cash receipts	
cash sales	$54,953.00
convertible securities	$185,000.00
loans	$79,000.00
TOTAL CASH RECEIPTS	**$318,953.00**
Less: Cash Payments	
COST OF GOOD SOLD	$0.00
OPERATING COSTS	$64,689.00
TOTAL	**$64,689.00**
NET CASH CHANGE	$254,264.00
Bank Cash	$1,834.78
CASH POSiTION	**$254,264.00**

MATERIAL VODKA
Profit and Loss Statement

	Jul-Dec 2015	2016
Revenue	**$7,209**	**$77,106**
Total Cost of Goods Sold	**$12,338**	**$55,528**
Gross Profit	**($5,129)**	**$21,578**
Expenses		
Sponsorships	$0	$11,162
Distribution Expenses	$13,418	$38,787
Accountant	$0	$750
art fund expenses	$1,106	$2,922
Bank Charges	$145	$936
Independant Contractor	$1,489	$40,962
Insurance	$1,576	$2,649
Legal & Professional Fees	$446	$3,609
mistakenly charged	$0	$1,500
Office Expenses	$11,101	$26,528
Legal	$6,248	$0
Promotional	$32,548	$69,924
Taxes & Licenses	$0	$1,750
Transportation	$1,742	$3,323
Travel	$5,362	$7,034
Total Expenses	**$75,182**	**$211,835**
Net Operating Income	**($80,310)**	**($190,257)**

MATERIAL VODKA

Balance Sheet

	Dec-15 Total	Dec-16 Total
ASSETS		
Current Assets		
Bank Accounts		
Park Street		$ 900.00
Bank	$ 21,400.00	$ 2,400.00
Total Bank Accounts	**$ 21,400.00**	**$ 3,300.00**
Other Current Assets		
Inventory Finished Goods	$ 10,700.04	$ 24,909.00
Inventory Bottles	$ 15,091.56	$ 11,181.06
Total Other Current Assets	**$ 25,791.60**	**$ 36,090.06**
TOTAL ASSETS	$ 47,191.60	$ 39,390.06
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Park Street Fee	$ 500.00	$ 1,500.00
Credit Cards		$ 40,000.00
Total Current Liabilities		**$ 41,500.00**
Long-Term Liabilities		
Convertible Notes	$ 99,000.00	$ 185,000.00
Loans from Officers	$ 8,000.00	$ 2,000.00
Total Long-Term Liabilities	$ 107,000.00	$ 187,000.00
Total Liabilities	**$ 107,000.00**	**$ 228,500.00**
Equity		
Common Stock	$ 1,000.00	$ 1,000.00
Retained Earnings	$ 19,501.60	$ 147.06
Net Income	$ (80,310.00)	$ (190,257.00)
Total Equity	$ (59,808.40)	$ (189,109.94)
TOTAL LIABILITIES AND EQUITY	**$ 47,191.60**	**$ 39,390.06**

MATERIAL VODKA

Cash Flow Statment

	Period July 2015 - December 2015	Period Jan 2016 - December 2016
BEGINNING CASH ON HAND		
Bank Account	$0	$21,403
	$0	$21,403
ADD: CASH RECEIPTS		
Cash Sales	$7,209	$77,106
Convertible Securities	$110,000	$10,000
Loans		$7,500
TOTAL CASH RECEIPTS	**$117,209**	**$87,106**
LESS: CASH PAYMENTS		
<u>COST OF GOODS SOLD:</u>		
Direct Product/Service Costs	$12,338	$55,528
Sub-Total Cost of Goods Sold	**$12,338**	**$55,528**
<u>OPERATING EXPENSES:</u>		
Sub-Total Operating Expenses	**$75,182**	**$211,835**
TOTAL CASH PAYMENTS	**$87,520**	**$267,363**
NET CASH CHANGE - Inflow (Outflow)	**$29,689**	**($180,257)**
Bank cash	$21,403	$2,429
CASH POSITION (end of month)	**$29,689**	**($158,854)**

MATERIAL VODKA

Profit and Loss

2017

		Jan 2017	Feb 2017	Mar 2017	Apr 2017	May 2017	Jun 2017	Jul 2017
Revenue								
Revenue	**$54,953**	$7,523	$4,212	$5,503	$6,140	$4,551	*$3,823*	*$2,803*
Retail Sales	**$33,220**	$5,896	$3,301	$4,313	$4,812	$3,567	*$2,996*	*$2,197*
Event Sales	**$9,167**	$1,627	$911	$1,190	$1,328	$984	*$827*	*$606*
	$0							
Total Revenue	**$54,953**	**$7,523**	**$4,212**	**$5,503**	**$6,140**	**$4,551**	**$3,823**	**$2,803**
Cost of Goods Sold								
Cost Of Goods Sold	**$0**							
Total Cost of Goods Sold	**$0**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**
Gross Profit	**$54,953**	**$ 7,523.15**	**$ 4,212.33**	**$ 5,503.26**	**$ 6,139.89**	**$ 4,551.33**	**$ 3,822.76**	**$ 2,803.27**
Expenses								
Sponsorships	**$9,167**	$1,627	$911	$1,190	$1,328	$984	*$827*	*$606*
Distribution Expenses	**$36,531**	$5,038	$3,090	$3,966	$3,093	$2,514	*$3,008*	*$2,930*
Accountant	**$0**							
art fund expenses	**$0**							
Bank Charges	**$3,879**	253.53	556.00	328.96	540.50	120.00	1,426.13	330.69
Independant Contractor	**$5,431**	5,230.00	130.90	8.24				
Insurance	**$0**							
Legal & Professional Fees	**$3,156**					655.50		
mistakenly charged	**$0**							
Office Expenses	**$1,458**	533.11	168.03	91.40	465.62	49.99	49.99	49.99
Legal	**$0**							
Promotional	**$3,751**	1,979.25	1,121.57	470.00	180.00			
Taxes & Licenses	**$0**							
Transportation	**$374**	349.06		25.09				
Travel	**$943**	763.73	178.99					
Total Expenses	**$64,689**	$ 15,773.56	$ 6,156.29	$ 6,079.96	$ 5,607.23	$ 4,323.80	$ 5,311.55	$ 3,917.16
Net Operating Income	**($9,736)**	**-$ 8,250.41**	**-$ 1,943.96**	**-$ 576.70**	**$ 532.66**	**$ 227.53**	**-$ 1,488.79**	**-$ 1,113.89**

Aug 2017	Sep 2017	Oct-17	Nov-17	Dec-17	
$2,796	*$5,036*	$6,209	$2,490	$3,866	
$2,191	*$3,947*				
$605	*$1,089*				
$2,796	**$5,036**	**$6,209**	**$2,490**	**$3,866**	
$ 0.00	**$ 0.00**				
$ 2,795.61	**$ 5,036.19**	$6,209	$2,490	$3,866	
$605	*$1,089*				
$2,518	*$3,205*	$2,703	$2,913	$1,553	
14.00	308.94				
61.80					
		$2,500			
49.99					
$ 3,248.74	$ 4,602.69	$5,203	$2,913	$1,553	
-$ 453.13	**$ 433.50**	**$ 1,006.00**	**-$ 422.66**	**$ 2,313.49**	


M A T E R I A L
V O D K A


FUEL FOR ART
MATERIAL
VODKA

JUST THE BEGINNING


MATERIAL IS AN ORGANIC VODKA BRAND
FOR THE ARTS.
MATERIAL
VODKA

Material Vodka is a PHILANTHROCAPITALIST initiative launched in late 2015. With the sales from the vodka, Material creates a funding mechanism for alternative and radical art.

NOW MORE THAN EVER THE ARTS NEED OUR SUPPORT!

Material has been named among the best 10 vodkas in America by Food Republic, and has fostered community and built excitement with the “coolest kids” in town, such as performers, artists, DJs, gallerist, curators, promoters & bartenders. In its first year Material has built a brand identity in New York and Los Angeles that some established brands could only dream of.

With initial funding from friends and family we were able to produce eight batches of Material with Redwood Spirits, set up operations, hire independent contractors, and design a stellar bottle. Since January 2016 we sold more than 1000 six bottle cases and set up more than 60 accounts in New York and Los Angeles, including prestige accounts such as the Standard Hotels, Indochine, Odeon, Café Cluny, Bar Marmont, Mandrake, Mission Chinese Food and others.

THE SPIRITS WORLD IS READY FOR PHILANTHROCAPITALISM.

Inspired by Redbull’s collaboration with the best players in the world of extreme sports, Material engages top artists and influencers to become a part of our mission.

We are excited to be able to show such a great record of support and recognition and we are confident to be able to continue our growth as we obtain more funding and will be able to expand our operations to increase sales and thus increase art funding.

THE OPPORTUNITIES FOR MATERIAL ARE TRULY EXCITING.

US SPIRITS MARKET TRENDS



PREMIUMIZATION

Premium spirits brands are growing by providing consumers with affordable luxury and redefining the spirits category with super-premium brands.



CRAFT

Big is not always perceived as better and the craft beer trend is rubbing off on spirits. Imported and locally produced small batch spirits are seeing rapid growth.



ALL THINGS AUTHENTIC

There is a return to authentic cultural movements in the liquor industry characterized by the celebration of a transparent and organic supply chain. The rapid growth of 'authentic' brands such as Tito's Handmade Vodka and the increased interest in organic and ethical brands solidifies the commercial opportunity of this trend.



INNOVATION

Millennials are not afraid to experiment and drive trends in the liquor market. The effective and innovative use of digital platforms builds new space for brand messaging and stronger engagement with consumers. In this new landscape, a razor sharp brand identity and focus will be key to break through for sustainable growth.

DOMESTIC VODKA SALES
OUR MARKET OPPORTUNITY

THE VODKA SEGMENT CONTINUES TO SHOW SOLID GROWTH OF 2.5% AND MORE.



MILLION 9L CASES
80
60
40
20
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2017
(PROJECTED)

CONSUMPTION 2000 - 2015 CAGR 2.3% + 2017

SOURCE 2015 ADAMS HANDBOOK ADVANCED

2017 PROJECTED VOLUME: 77 MILLION 9 LITER CASES

MATERIAL VODKA

US SPIRIT CATEGORY SHARE BY VOLUME

VODKA HOLDS THE LARGEST PERCENTAGE OF THE WORLD SPIRITS CATEGORY
IN THE US ALONE VODKA ACCOUNTS FOR 34% OF THE MARKET



2012
2013
2014
2017 (P)
40%
30%
20%
10%
0%
WHISKEY
GIN
VODKA
RUM
TEQUILA
BRANDY & COGNAC
CORDIALS & LIQUEURS
PREPARED COCKTAILS

CATEGORY: SHARE BY VOLUME 2012 - 2015 CAGR + 2017 PROJECTED
SOURCE 2015 ADAMS HANDBOOK ADVANCED

M A T E R I A L
V O D K A

GROWTH COMPARISON BETWEEN SPIRITS

Despite the tepid global economy, premium and super-premium brands are growing thanks to a focus on premiumization and aspirational consumers. Social and new media provides an excellent opportunity for both brands and alcohol retailers to connect with consumers. The future looks positive for the global spirits industry. Thanks to premiumization, growth in market value is outpacing volume.



2012
2013
2014
2015
2017 (P)
MILLIONS OF 9L CASES
90
68
45
23
0
AMERICAN WHISKEY
IMPORTED WHISKEY
GIN
VODKA
RUM
TEQUILA
BRANDY & COGNAC
CORDIALS & LIQUEURS
PREPARED COCKTAILS

CATEGORY VOLUME - 2012 - 2015 + 2017 PROJECTED

SOURCE: 2015 ADAMS HANDBOOK ADVANCED

MATERIAL VODKA

MATERIAL'S MARKET SHARE

IF MATERIAL WERE TO GARNER ONLY A SMALL SHARE OF THE OVERALL VODKA MARKET THIS WOULD ALLOW US TO BECOME A FLY-AWAY SUCCESS, AND MAKE A HUGE IMPACT ON THE ART WORLD.



MATERIAL'S PROJECTED MARKET SHARE IN 2020 WILL BE 0.06% OF THE OVERALL VODKA MARKET

MORE THAN 72 MILLION CASES OF VODKA ARE SOLD IN THE US MARKET ALONE

TITO'S CURRENT MARKET SHARE IS .95% OF THE OVERALL VODKA MARKET

M A T E R I A L
V O D K A

THE THREE TIER SYSTEM

THE US LIQUOR INDUSTRY IS HIGHLY REGULATED, BUT CHANGES IN LOCAL LAWS HAVE CREATED MASSIVE OPPORTUNITIES.


MATERIAL

In 1933 the 21st Amendment repealed prohibition, granting each state the authority to regulate how distilled spirits are sold. Each state has unique laws on how spirits shall be sold and on consumer product safety.

SUPPLIER — DISTRIBUTOR/ ABC BOARD — RETAILER/ OPERATOR — CONSUMER

HACKING THE THREE TIER SYSTEM


HUMBOLDT DISTILLERY
PARK STREET IMPORTS
RETAILER/ OPERATOR
CONSUMER

IN THE PAST large companies had a stranglehold on the liquor market, but today there is a relaxing of the three tier system across the nation. Thanks to disruption in the craft beer market these same opportunities and deregulations have spread to craft spirits. The old rulebooks on how to launch a vodka brand do not apply. New York and California, besides being two of the largest markets by volume, both actively promote the development of craft distilleries with economic benefits. This new licensing process allows for greater savings and market flexibility.

STEP 1: HUMBOLDT DISTILLERY

We co-founded Material with the owner of Humboldt Distillery an organic family owned enterprise in Humboldt County, California to supply the vodka on demand, allowing us to keep our overhead costs low and meet orders in a timely manner.

STEPS 2 - 4

We work with Park Street Imports a servicing company that holds Material Vodka's license and allows us to sell direct to retail in NY, CA and FL. This allows us to keep track and fulfill orders in a timely and efficient manner, while also helping us maintain brand integrity in these early days. Material has a direct relationship with its customers and retailers while keeping back office expenses low.

We will update this model constantly as new opportunities continue to arise on a state by state basis.

FUELED BY COMMUNITY



Material is a competitively priced premium organic vodka based in NY and LA whose aim is to be the **CONNECTIVE FUEL** for a **COMMUNITY** of artists and creatives challenging the status quo. Through the founders' passion for the arts springs an alternative **PHILANTHROCAPITALIST** journey, leading to opportunities beyond a traditional liquor brand. Material actively participates in the curation and support of arts including museum exhibitions, performance arts festivals and alternative film screenings. Material is not just another vodka company, but a reimagining of what a liquor brand can be. Material is sold in some of the most exciting bars, restaurants and retailers in New York, Los Angeles and Miami.

STOCKISTS INCLUDE, BUT ARE NOT LIMITED TO:
The Standard Hotels (NY/LA/Miami), MOMA PS1 (NYC), Indochine (NYC), Mission Chinese Food (NYC), ACME (NYC), The Odeon (NYC), Cafe Cluny (NYC), Elvis Guesthouse (NYC), Baby's All Right (NYC), Bar Marmont (LA), Tenants of the Trees (LA), The Lash (LA) & The Edition Hotel (Miami).

SIMPLE, ETHICAL AND DELICIOUS!

OUR STORY



Pati Hertling and Thymaya Payne, co-founders of Material Vodka, met while living in Berlin in the early 2000s. Pati is a lawyer and curator, while Thymaya is a filmmaker. They saw a problem in the fundamental sustainability of non-profit art spaces and the support of non-conforming artists. They thought **"WHAT IF WE COULD TAKE A PRODUCT EVERYONE USES, ESPECIALLY IN THE ART WORLD, LIKE VODKA, AND TRANSFORM SOME OF THE PROFIT FROM ITS SALE INTO A FORCE FOR CHANGE."**

The idea was simple, and fate intervened when Thymaya's college friend Abe Stevens informed him he had opened an organic vodka distillery in Humboldt County, California. The three spent a weekend in the Redwoods where they discussed everything from 90's electronica to Marx's Das Kapital. They partnered to create a simple, but elegant formula for an organic vodka, combining the highest quality alcohol made of organic, non-GMO wheat with water from the pure, redwood fed aquifers of Humboldt County where even the tap water is sought after for it's exceptional taste. The formula is filtered over virgin coconut carbon, and no sugars are added, giving Material a clean, satisfying finish.

They then enlisted the help of designer Patrick Li of Li Inc. to design a bottle in the same spirit of simplicity, elegance and transparency that Material was founded upon.

The company has grown exponentially since the first bottle was sold in 2015, and Material has been involved from its outset in the support of extraordinary non-profit art organizations and artists.

THE GOAL OF MATERIAL VODKA IS TO CREATE A STABLE AND RELIABLE RESOURCE TO SUPPORT ARTISTS DIRECTLY THROUGH THE SALES OF ITS VODKA.



ART PRIZE

TEN PERCENT OF ALL PROFITS FROM THE SALE OF MATERIAL ARE SET ASIDE TOWARDS THE MATERIAL ART PRIZE, AN AWARD GIVEN BI-ANNUALLY TO ARTISTS WORKING IN TIME, BODY AND EXPERIENCE-BASED MEDIA.

In October 2015, just two months after the sale of its first bottle, Material presented its inaugural prize, to composer, choreographer and performer Colin Self. The second Material Art Prize was given to the countertenor, composer, and artist M Lamar in June 2016.

WE ARE IN THIS TOGETHER. ITS TIME TO DEVELOP METHODOLOGIES TO CHALLENGE THE DESTRUCTION OF CULTURE.

Recipients of the prize are selected by an independent committee of esteemed curators, publishers and artists, composed of Negar Azimi (Bidoun), Bridget Donahue (Bridget Donahue Gallery), Adrienne Edwards (PERFORMA & Walker Art Center), Lia Gangitano (Participant), Kathy Halbreich (MOMA), Stefan Kalmár (ICA London), Adam Pendleton (Visual Artist), Mònica de la Torre (Brown University), and Martha Wilson (Visual Artist). The Material Art Prize grows in direct proportion to sales calculated over a six month period. Thus Material customers are partners and benefactors of the art community as a whole.

ART PRIZE

MATERIAL AIMS TO GIVE AWAY AT LEAST $150,000 A YEAR BY OUR FIFTH YEAR



If Material was able to garner only 8 percent of Tito's 2015 sales, we would be able to award $1,000,000 a year through the Material Art Prize. This would make Material one of the largest benefactor's in the US, rivaling the financial support given by some of the most prestigious private foundations and art non-profit organizations.

MacArthur Foundation

ART PRODUCTION FUND

CREATIVETIME GUGGENHEIM

PERFORMA

AUDIENCE & COMMUNITY







OUR PHILANTHROCAPITALIST ANGLE IS COMPLETELY UNIQUE IN THE VODKA SPACE. WHEN OUR CUSTOMER BUYS A BOTTLE OF MATERIAL THEY ARE MAKING AN ETHICAL AND PRODUCTIVE DECISION TO SUPPORT ARTISTIC EXPRESSION. IT IS A STATEMENT THAT INFLUENCERS AND PEOPLE IN THE KNOW WILL PROUDLY MAKE.

ORGANIC & SOPHISTICATED







MATERIAL IS COMPLETELY ORGANIC AND IS MADE WITH NO ADDITIVES. WE UNDERSTAND THAT ORGANIC IS THE NEW NORM. HOWEVER IN THE VODKA MARKET THERE ARE VERY FEW VIABLE, WELL PRICED AND DESIGNED ORGANIC VODKAS. WE BELIEVE THAT ORGANIC CAN BE COOL, SOPHISTICATED AND APPROACHABLE.

THE LOST COAST



Abe Stevens, owner of Redwood Spirits, a craft distillery in Humboldt County, CA is a founding partner and has a vested interest in Material Vodka's success. The vodka is sourced from boutique organic grain alcohol pre-distilled and then shipped to Humboldt County, CA, for the actual finishing process, which involves a filtration though activated coconut carbon using the local redwood-fed aquifer. This arrangement with Redwood Spirits is advantageous because it allows us to control our output and procure the vodka at cost.

O N E

Redwood Spirits already has all the necessary equipment that is needed to produce the vodka, therefore the partnership with Abe minimizes our initial investments and overhead to an absolute minimum.

T W O

The alcohol market is regulated by the so-called "three-tier-system." This means that manufacturer, wholesaler, and retailer are separate entities. Each tier is further required to obtain federal and state licenses, which can be very costly. Abe is an owner of Material. Thus we can rest on Redwood Spirits' manufacturing license. This simplifies the licensing process.

T H R E E

Material Vodka can be produced and bottled at Redwood Distillery and be ready for delivery with minimal lead time.

MATERIAL HAS LOW OVERHEAD AND INITIAL INVESTMENT COSTS BECAUSE OF THIS PARTNERSHIP.



VARIATIONS



MATERIAL WILL INTRODUCE THREE VARIATIONS ON THE CLASSIC MATERIAL FLAVOR WHICH INVITE A SOPHISTICATED EPICURIAN PALLET TO EXPLORE NEW FLAVOR UNIVERSES.

EACH REPRESENTS A YET UN-CHARTERED TERITORY ON THE FLAVORED VODKA MARKET:

TUMERIC,
YUZU,
AND SEAWEED.



TUMERIC.MATERIAL

Tumeric is a miracle root that has become one of the trendiest and fastest growing ingredients in nuevo american cuisine. Tumeric is synomonous with healthy living and ethical decison making. It also makes for a great twist on a vodka cocktail. Enjoy tumeric vodka with a splash of lemon or use it as a base for a whole new array of exotic cockails and mixology recipes.

YUZU.MATERIAL

Yuzu is an ancient ingredient that is woven into the japanese pallette. It is a perfect subtle addition to the vodka, in that it creates a lemony base. Drink it plain or make it part of a progressive mixologist's tool chest.

SEA.MATERIAL

Sea material is our most experimental flavor. With sea we explore a raw ingredient of the ocean, sea weed, one of the most environmentaly conscious, as well as nutrious ingredients in the world as a base for a new and exciting flavor palette. The briney saltiness of the sea is brought into the alcohol to provide a perfect base for that all natural salty maritini. Seaweed is one of the rising stars in the culinary and health conscious world.

OUR TEAM



THYMAYA PAYNE, VICE PRESIDENT

Thymaya is an award winning film director and producer with extensive production and project management experience. His latest projects include “Stolen Seas,” an in-depth documentary about Somali Piracy and its roots, which he produced and directed as well as “Live Cargo”, a film staring Dree Hemingway set in the Caribbean. Thymaya has also published art books, fashion magazines and thrown massive raves and club events as well as coordinated large scale art related events on several continents. He is responsible for coordinating and overseeing Material’s operations, marketing, sales and production.

PATI HERTLING, PRESIDENT

Pati Hertling is a lawyer and independent curator. With various curatorial projects at the Swiss Institute and White Columns, salon events at Gavin Browns Enterprise, MoMA PS1, the New Museum, and others, she has built up a visible and game changing presence in the New York art community. She is responsible for building artist relationships, organizing MATERIAL’s parlor events and coordinating grants to artists, as well as day to day operations, and sales.

PATRICK LI, PRODUCT DESIGNER

Patrick is the owner of Li, Inc., a multi-disciplinary design studio operating within fashion, art and beauty. Established as Work in Progress New York in 2000 and renamed in 2008, Li, Inc. collabrates with some of the most respected references in their industry, including NY Times, Bottega Veneta, MoMA, Guggenheim, Chanel, Louis Vuitton, Vogue, WSJ Magazine. Patrick is responsible for MATERIAL’s product packaging and design.

OUR TEAM

ARLEY MARKS, MIXOLOGIST

Arley Marks has over 15 years of experience in the Food and beverage industry. He is the co-owner of Honey's in Bushwick, a mead focused tasting room and cocktail bar for the mead brand Enlightenement Wines. Marks is also collaborating with Dimes, and the forthcoming Bunk-Ker Vietnamese restaurant to design their cocktail programs. Mark's drinks have been featured in T magazine, Brutal, TIME, Vanity Fair and the Fader. Previously Marks designed and built the bar & cocktail menu at Mission Chinese Food in NYC. Marks has worked as a professional mixologist for clients such as Vanity Fair, MOMA PS1, Eckhaus Latta, Everlane, Bon Appetite Magazine, Khole, and the Standard Hotel. Marks will be designing and managing the Material Vodka's cocktail menu.

JORGE SERRAO, ADVISOR

Jorge has over 25 years finance experience in the spirits business. Extensive experience in M&A and brand strategy having worked in the acquisitions of Tequila Don Julio, Bulleit Bourbon, Cruzan Rum, and Bayou Rum. Jorge has held finance senior positions in companies such as Kanon USA, Stoli Group USA, William Grant & Sons, Bacardi USA, The Absolut Company, and Seagrams. Originally from Venezuela, Jorge has a Computer Engineer Degree from Simon Bolivar University, Venezuela and Marketing MBA from Northrop University in California

PETER WIJK, ADVISOR

Peter brings seasoned international marketing and general management expertise from the spirits industry. Peter has held a number of executive positions such as Global Brand Director for ABSOLUT Vodka responsible for all brand communication globally and later Brand Director for Plymouth Gin and Cruzan Rum based the in US. Post ABSOLUT he joined Beam Global Spirits & Wine as Senior Director of Global Tequila managing the entire portfolio of Sauza Tequila and El Tesoro. In 2010 Wijk got the opportunity to start up and run Kanon Organic Vodka in the US. Wijk started and managed the Swedish organic vodka business and built an organization that was benchmarked in the industry for it's excellence. Moving to Miami in 2012 he held the position of VP Brand Managing Director of Bombay Sapphire, St Germain, Corzo Tequila and D'Usse Cognac within the Bacardi organization. Wijk also has a long history in the Asian region as he led the product development for Levi's Strauss & Co., based in Tokyo. Originally from Sweden, Wijk graduated from Technical College of Helsingborg, Sweden and went to Brand School of RMI-Berghs School of Communication in Stockholm.

OUR TEAM

ANH DO, PUBLIC RELATIONS

Anh Do is an entertainment media and marketing strategist. She is a founder and co-owner of IAMSOUND, a full service creative agency based in LA, with a client list including Adidas, Dell, Ford, Lexus, MOCA LA, Morgans Hotel Group, Smashbox Cosmetics, Soylent, Topshop/Topman, and Vans. Anh has a proven track record of implementing marketing strategies from conception to conclusion on local and national levels. She has highly developed negotiation skills and experience in cultivating business-to-business partnerships.

AMY HSIUNG, LEGAL COUNSEL

Amy Hsiung is a partner at Current Law Group. Her practice focuses on corporate counseling and commercial transactions. Amy has served as commercial legal counsel for one of the largest private beverage companies in the world and has significant experience advising and negotiating agreements on behalf of clients in the food and beverage industry. Amy also has counseled corporate clients on a range of corporate governance and financing issues such as corporate formation and governance and venture capital financings. Amy has a BA from the University of Chicago and a JD from UCLA School of Law. Amy is Material's legal counsel and will be responsible for drafting all corporate documents and agreements, as well as handling licensing issues involving the three-tier system.

ABE STEVENS, CHIEF TECHNICAL OFFICER

Abe is the owner of Redwood Spirits, Inc. and the creator of the international award-winning Humboldt Distillery Organic Vodka, one of Northern California's fastest growing brands. Prior to founding Redwood Spirits, Abe was a formulation development scientist, and a graduate of the University of Chicago with degrees in chemistry and biochemistry. For Material, Abe has developed a new formula for Material's own organic vodka.

Material is the house vodka at Mission Chinese Food in New York and will be featured on the fall 2016 cocktail menu designed by Sam Anderson.

Material's own Arley Marks is the cocktail designer for the trendy downtown New York restaurant Dimes, and there are several cocktails featuring Material on the Dimes menu.

Launched in a similar timeframe to Material Vodka, White Girl Rose became a natural partner for Material and the two companies plan to work on co-sponsored events and perhaps marketing campaigns in the future. In a short time, White Girl Rose has already amassed a strong social media following with over 50k followers on Instagram.

As Material is a majority LGBTQ owned company, Grindr became a natural partner to work with on marketing to the LGBTQ community. Material sponsored ten artist designed rooms at a NY Pride Event hosted by Grindr & Visionaire in June 2016 at the Standard Hotel, Highline.

Arley Marks Honey's and Enlightenment Wine mead Distillery opened in the Summer of 2016, and Material has since collaborated with Honey's on several events. Material is featured in all the house cocktails at Honey's and the bar will become a major point of sale and promotion for Material as its clientele grows.

Material is stocked at all of the Standard Hotels in New York, Los Angeles and Miami and has collaborated with the Standard on large scale events in New York, including a Gay Pride party co-hosted by Visionaire and Grindr.

PARTNERSHIPS

BOFFO

A non-profit that supports performance art on Fire Island, BOFFO has been a close partner from Material Vodka's inception. Material will continue to work with BOFFO in supporting primarily queer performance artists and expanding Material's presence within the LGBTQ community.

frieze

Material worked with the international art fair and influential art publication Frieze, co-hosting the closing party for the 2016 Frieze NY art fair. As the official vodka sponsor of Frieze, Material positioned itself as the vodka of the art world.


ARTISTS SPACE

Material works closely with Artists' Space as Stefan Kalmar, a member of the Material Prize committee, is the former director of the beloved Soho art non-profit that has supported alternative artists since the 1970's.

TOT / OOO

Tenants of the Trees is known as one of the hottest spots in LA night life for the young Hollywood crowd/ Material supports a popular Tuesday night party where Material is used for all vodka bottle service requests, and is featured in cocktails on the menu inside at TOT and in the outdoor area known as "Out of Order" or "OOO."

ECKHAUS LATTA

The cult fashion brand that bridges the gap between art and fashion has become one of Material's strongest fashion partners. Material has sponsored several of Eckhaus Latta's shows and events, with drinks designed by Arley Marks. Eckhaus Latta was named as one of the top ten brands to watch by Vogue in 2015, and were featured in the MOMA PS1 "Greater New York" retrospective as well as the Hammer Museums's "Made in LA" exhibition.

Interview

Interview was founded in 1969 by artist Andy Warhol and British journalist John Wilcock. Nicknamed "The Crystal Ball of Pop," Interview is known as the American magazine for arts and culture. Material partnered with Interview as an official sponsor for Art Basel Miami Beach events in 2016, and plans to launch their next art prize exclusively with Interview Magazine.

MATERIAL ENVOYS

Material is currently in talks to create a board of **MATERIAL ENVOYS** that will be comprised of celebrated artists to help steer our artistic initiatives as well as solidify our status as the art world spirit of choice. We hope that the collaboration will help both in the telling of our brand's story as well as reinforce our philanthro-capitalist mission.


ide story
The National Insider
REAL WOMAN!

YEAR 1



ACHIEVEMENTS

Material sponsored its first event in 2015 in the Fire Island Pines, to a stellar reception. People were thirsty for something new. They wanted a vodka company that spoke to their values.

Since then, in both Los Angeles and New York we have hosted, sponsored or participated in over 100 events including The Whitney Biennial 2017, events at Art Basel with MoMA PS1 and White Zinfandel Magazine, a film premiere hosted by VICE at MILK studios in LA, the official closing party for Frieze NY, and openings at The Jewish Museum, Gladstone Gallery and Gavin Brown's Enterprise in New York, film festivals such as Mix and Dirty Looks, a fashion presentation with Eckhaus Latta, benefit events for BOFFO, Black Contemporary Art, N+1, Triple Canopy and RxArt and many many more. In a very short period of time, Material has garnered a loyal customer base at over 60 restaurants, bars, hotels and stores.

Since January 2016 we have sold over 1000 4.5l cases doubling our initial sales expectations. In the coming year we aim to solidify our foot print in the NY, Los Angeles and Miami markets.


YEAR 2

G O A L S

1. CEMENT RELATIONSHIPS
Material aims to cement our relationships with existing partners as well as opening accounts in new cities.

2. MARKETING GOALS
New marketing goals and projects will be explored such as subway sign saturation, fashion collateral & accessories.

3. EXPLORE NEW FLAVORS
We plan to explore 2 new flavors of Material. Material Tumeric and Material Sea.

5. NEW COMMUNICATION STRATEGIES
Material will explore launching a “Material World” newsletter or zine with original content as well as listings of exciting events, shows, concerts all curated by the Material staff. This newsletter could be a beta-test for a larger expansion into a more interactive editorial/content creation portal.

6. SALES GOAL
Material hopes to sell 3,450 12 bottle cases in 2018. We also aim to find larger distribution partners to take distribution to the next level.


YEAR 3

GOALS

1. INCREASE SALES IN KEY MARKETS
Material aims to increase sales in all three states New York, California, and Florida, by concentrating on key accounts and working with brand ambassadors in the areas who will represent the brand in the most presitgious bars and clubs. By partnering with party promoters and working with brand ambassadors they will introduce the brand to each city's key nightlife and arts community.

2. THIRD FLAVOR
Launch of the third flavor in the Material family. Material Yuzu.

3. SALES TARGETS
Material aims to sell 11,850 12 bottle cases to 319 key accounts by the end of 2019.

4. RESEARCH AND DEVELOPMENT
Material will continue exploring new product ideas and options.

5. MATERIAL HUB
Material hopes to expand artist outreach and create hubs/spaces that functions as both a showroom for our artistic outreach as well as all social events surrounding Material Vodka in various cities.


YEAR 4

GOALS

1. INCREASE SALES THROUGH AMBASSADORS

Material aims to increase sales, and add accounts and volume of sales by continuing account communications solidifying relationships with restaurants, retailers, and bars through our brand ambassadors and collaborating on events at such venues and helping to provide content and build community. Because Material's brand ambassadors are artists and tastemakers and not the usual spirits people, this model has already proven very successful and will be the key to our success with account relationships.

2. SALES TARGETS

Material aims to sell around 29,000 4.5l cases to 750 accounts by the end of 2020.


YEAR 5

G O A L S

1. ACCOUNT TARGETS

By 2021, Material aims to have well over 1000 solid accounts with 46,500 12 bottle cases sold in 12 moths.

2. STRENGTHENING OUR TEAM

Brand ambassadors will continue their work with these accounts and Material will be one of the most visible partners when it comes to New York and Califronia's core cultural events.

3. BECOMING A FORCE IN THE ART WORLD

With sales growing and the Material Art Prize increasing in value, Material aims to become increasingly respected as a cultural funder and connective fuel for the arts commuity, By 2020 Material will be the art world's ultimate go-to vodka, which in itself is priceless marketing.

A FRESH APPROACH TO MARKETING



Material's approach to marketing is through association and osmosis. Our clientele does not respond well to flashy ads and the loud, overt logo placement used by other alcohol brands. What works is a clear communication of the brand's qualities and values in venues and forms that feel authentic and organic. Material actively works to combine and develop online and IRL community through various channels including Instagram, Facebook, Twitter, guerilla street ad campaigns, influencer events.

We want to build a world around our brand and then use that world as an active market for our products. Our long-term plan includes creating a semi-permanent project space where this world will congregate. Material will create a space for some of the most exciting artists, designers, and influencers of our times to interact creatively.

We are inspired by the marketing techniques of Supreme, Juice Press, Equinox and Hood By Air.

HOOD BY AIR. ARTFORUM juice press

MoMA PS1 EQUINOX

MATERIAL GETS MENTIONED



THE PRESS LOVES OUR PHILANTHRO-CAPITALIST APPROACH!

“Perhaps the “coolest-kid” brand out there these days is Material, which you would basically have to go to Art Basel... or one of a handful of NYC’s ultra-hip restaurants to try. The spirit is made in the marijuana-growing mecca of Humboldt County using a process described as “virgin coconut carbon filtration.” Whatever that means, the end result is pretty innocuous, but the cleanliness factor is more pleasant than medicinal.” - **Chad Walsh, Food Republic**

“Whether it’s a flute of champagne above the High Line or a can of medium-cold beer in Bushwick, beverages play an essential role in the social ritual of art consumption. Plenty of brands have cashed in on this association, commissioning elaborate bottle labels and other decorative schemes from artists — often with the effect of watering down their profiles. Enter a new vodka distillery called Material, expressly founded on flipping the script and diverting boozy profit margins back to makers.” - **Keving Mcgarry,**
NY Times Magazine

“A portion of each bottle sold—you can get it at art world strongholds like the downtown New York eateries Dimes and Lucien—goes to a fund for artist grants. And it’s decent stuff—I certainly sampled enough of it last night, and these words seem to appear in an order that meets some moderate standard of coherence. Right?” - **Fan Zhong, W Magazine**

MARKETING IS ABOUT BUILDING RELATIONSHIPS

WORKING ON THE GROUNDLEVEL TO CREATE BRAND LOYALTY, MATERIAL'S MARKETING APPROACH IS MULTI-FACETED.



1. RETAIL & BAR OUTREACH

MATERIAL works with bars on their specific needs - for example planning happy hours and assisting with drink specials.

MATERIAL educates bartenders, servers and managers on the brand whenever new accounts are opened. This helps them sell Material to their customers.

MATERIAL offers in-store tastings and educational series at retail stores.

2. COMMUNITY BUILDING WITH CONSUMERS

MATERIAL is more than a vodka brand, it is part of the fabric of a community of artists. We work within the art community to support non-profit art organizations with sponsorship for unique projects.

MATERIAL explores new modes of community building and outreach through social media and IRL.

MATERIAL's brand ambassadors engage with clients and consumers directly while out on the town.

3. WORKING WITH PROMOTERS

MATERIAL works with key promoters at venues where we have strong relationships, such as Tenants of the Trees in LA.

MATERIAL builds relationships with promoters who help introduce us to new accounts.

4. GUERILLA MARKETING

Material organizes geo-located guerilla ad campaigns in key neighborhoods where were sold to provide compelling graphic advertising.

MATERIAL EVENTS


Perrier

MATERIAL IS THE CONNECTIVE FUEL FOR A CREATIVE COMMUNITY.

POP UPS

SPACES FOR CREATIVE SYNERGY







THE "MATERIAL HUB" WILL BE A MULTI-PLATFORM PROJECT SPACE IN NYC THAT WILL ACT AS AN INCUBATOR OF CREATIVE EXPRESSION AND A HOME FOR COLLABORATIVE PROJECTS WITH MULTI-MEDIA ARTISTS AND PERFORMERS. AS MATERIAL GROWS, THE MATERIAL HUB WILL TRAVEL TO NEW MARKETS, WITH LOS ANGELES, SAN FRANCISCO AND MIAMI BEING OUR FIRST TARGETS. THESE HUBS WILL BE SPACES FOR PERFORMANCES AND GATHERINGS WHERE OUR COMMUNITY CAN WORK, THRIVE AND CELEBRATE. WE ARE VERY INSPIRED BY THE " FOOD" COLLECTIVE IN 70'S NEW YORK THAT WAS RUN AND STARTED BY GORDON MATTA CLARK. PROJECTS AT THE MATERIAL HUB WILL BE USED TO DRIVE PRESS, CREATE CONTENT, AND ORGANICALLY EXPAND BRAND AWARENESS. SOME EXAMPLES OF HOW HUB'S ARE USED AS MARKETING TOOLS ARE CADILLAC HOUSE AND RED BULL STUDIOS.

RETAIL EXPANSION



KEY TO GROWTH IS AN INNOVATIVE RETAIL PLAN:

1.
Material will work with artists to design point of purchase experiences and one of kind marketing tools.

2.
We will create tasting events with celebrities, DJ's and more.

3.
Material will work with large retailers on targeted on social media collaborations to help fuel direct to house delivery and online orders.

4.
We will create a private club for buyers, bartenders, and retail influencers for select events and dinners in our hub cities.

5.
Material will work with curated art and music events on collaborations to showcase the retail viability of the product across many scenes.

6.
We will work with celebrity artists to endorse products for targeted stores. For example whole foods / amazon we might create an entire campaign specific to that retailer in collaboration with a celebrity/influencer.

7.
We will team up with star chefs to create unique recipes and compliments for dinners and appetizers, as well as direct press relationships around these initiatives.

PRICE POINT

POSITION ON THE MARKET IN RELATION TO MAJOR COMPETITORS

Material is competitively priced as an upper tier, organic American vodka. We have positioned ourselves between the average pricing of Tito's at the lower end of the price spectrum and Ketel One at the upper end.


Tito's
Handmade
VODKA
AUSTIN TEXAS

$



$$


Ketel One
VODKA
IMPORTED

$$$

MATERIAL PRICING - 750 ML
$29 MSRP RETAIL


M
M A
M A T
M A T E
M A T E R
M A T E R I
M A T E R I A
M A T E R I A L
V O D K A
V O D K
V O D
V O
V

EARLY FINANCIAL GOALS

IN YEAR FIVE WE ESTIMATE AN ANNUAL NET INCOME OF $2.3 MILLION.

LET'S DO THIS TOGETHER



IN ORDER TO ENSURE THAT MATERIAL ATTAINS OUR DESIRED PROJECTED SALES VOLUME AND KEEPS A POSITIVE CASH BALANCE FROM THE START WE ARE LOOKING FOR INVESTORS AND STELAR PARTNERS.

ASSUMPTIONS

COST ASSUMPTIONS

Our start-up and production cost assumptions are based on our experience and knowledge about market prices and estimated sales. Abe, for instance, has specific industry knowledge as he already successfully produces and sells his own spirits brand. From April 2013 to December 2014 his quarterly sales in Humboldt County alone increased from 356 cases to 905 cases resulting in the business reaching profitability in its 2nd year.

CASH FLOW

With a $650k investment and due the low overhead and quick production turnaround we will be able to respond to market demands as necessary and have enough cash for pointed marketing campaigns to push up sales.

SALES FORECAST

Our sales numbers are conservatively calculated. To maintain a small and ethical business that initially caters to the art world, we will limit our stand-by inventory for the first two years. This not only reduces our costs, but allows us to grow as needed due to the expenses that come from increased inventory. With these considerations in mind we have set our sales at a rate that we can grow upon and this way we can test out our markets, with the goal of multiplying the amount of cases by the second year. Abe has achieved his results operating in a market that has the population of a single zip code in NYC. Our numbers are based on a sales ratio from a very small market, thus we are being very conservative in our projections, since our potential market is so much larger. We have priced our cases relative to other competitors in the premium organic vodka market.

ACQUISITIONS

Our long-term goal is to grow while maintaining integrity and keeping this business true to the community it started with. We hope to achieve a comfortable level of sales, allowing us to support the arts as well as provide a return on investment to our shareholders.

We are actively looking for partners, possibly even with larger spirits brands, to add value to the company and maximize our strengths.

In the long run, Material will also consider selling the company and maximize shareholder value by cashing in on an increased valuation of the company based on its novel business model and successful product.

Today, acquisitions of young and fresh companies promise extreme returns on investments for the angel investors. Take For example Juice Press which was valued at $100 million after only five years of business, Pinnacle Vodka was acquired by Beam for $600 million in 2012, Behn bought Danza Vodka for $29 million in 2013, and Diageo bought Ursus Vodka for $146 million in 2004.

ACQUIRED FOR $600 MILLION IN 2012


PINNACLE
VODKA


URSUS
IMPORTED
VODKA

ACQUIRED FOR $146 MILLION IN 2004


DANZKA
VODKA

ACQUIRED FOR $29 MILLION IN 2013


THANK YOU
MATERIAL VODKA